UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 24, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Entry into Agreements with iHeartMedia

On September 26, 2018, Hightimes Holding Corp., a Delaware corporation (“Hightimes” or the “Company”), entered into an advertising agreement with iHeart Media + Entertainment, Inc., a Nevada corporation (“iHeart”). Under the terms of the advertising agreement iHeart has committed to provide Hightimes with $5,000,000 of iHeart advertising media inventory within the United States (collectively, the “iHeart Ad Inventory”), in consideration of the issuance by Hightimes to Broader Media Holdings, LLC, a Delaware limited liability company and an affiliate of iHeart (“BMH”), of the BMH Note (as defined below). The advertising agreement also contemplates that the parties may agree upon additional advertising media inventory purchases by Hightimes of an additional $5,000,000 in the aggregate (each, an “Additional iHeart Ad Inventory Tranche”), in consideration of an equal increase in the principal amount of the BMH Note, up to a maximum $10,000,000 in total (excluding the Cash Purchases). Hightimes intends to utilize the Ad Inventory to publicize its pending maximum $50.0 million Regulation A+ initial public offering which will be conducted through as late as October 31, 2018 (the “Hightimes Public Offering”).

In consideration for the purchases of the iHeart Ad Inventory, Hightimes issued to BMH, an 8% convertible note due on September 26, 2020, with an initial principal amount of $5,000,000, which may be increased to a maximum of $10,000,000 in consideration of iHeart’s commitment to provide Hightimes with one or more Additional iHeart Ad Inventory Tranches equal in amount to the amount of such increase in principal amount (the “BMH Note”). However, upon completion of the Hightimes Pubic Offering, provided that a minimum of $15,000,000 of gross proceeds are raised and Hightimes Class A voting common stock trades on an “Approved Securities Market” (as defined in the convertible note), all iHeart Ad Inventory purchased and the entire outstanding amount of the BMH Note shall automatically convert into shares of Hightimes Class A common stock at a conversion price equal to the volume weighted average closing prices, as traded on such Approved Securities Market for the 10 trading days immediately following completion of the Hightimes Public Offering.

A copy of the Advertising Agreement and the Note are filed as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and any summary terms of such documents are subject to, and qualified in their entirety by, the full text of such document, which are incorporated herein by reference.

Entry into Second Amendment to Asset Purchase Agreement

On September 25, 2018, the Company entered into a second amendment to the asset purchase agreement (the “Amendment”) with Southland Publishing Incorporated (“Southland”) and Culture Pub, Inc. (“CPI”) (the Company, Southland and CPI referred to together as the “Parties”), pursuant to which the Parties agreed to extend the contractual deadline by which the Company must complete a qualified offering until December 1, 2018. In addition, in the event the Company fails to complete its qualified offering by December 1, 2018, the Company will be required to issue a promissory note to Southland by December 15, 2018 in the amount of $2,000,000 (the “Promissory Note”), which Promissory Note shall be issued in lieu of $4,000,000 worth of the Company’s common stock valued at the closing price of the Company’s stock in the offering. A copy of the Amendment is filed as Exhibit 6.3 to this Current Report on Form 1-U and any summary terms of such document are subject to, and qualified in their entirety by, the full text of such document, which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	October 3, 2018

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Advertising Agreement, dated September 26, 2018, between iHeartMedia + Entertainment, Inc. and Hightimes Holding Corp.

6.2	$5,000,000 to $10,000,000 Convertible Note from Hightimes Holding Corp. to Broader Media Holdings, LLC

6.3	Second Amendment to Asset Purchase Agreement, effective September 30, 2018, between Southland Publishing Incorporated, Culture Pub, Inc. and Hightimes Holding Corp.

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